METRO BANCSHARES, INC.

2678 Hickory Level Road

Villa Rica, Georgia 30180

July 16, 2007

Via Edgar and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Gottlieb

Re:	Metro Bancshares’ Registration Statement on Form SB-2, as amended by

Amendment No. 1 thereto (File No. 333-142817)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metro Bancshares, Inc. (the “Company”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement (the “Filing”) so that it will become effective at 12:00 p.m. on Monday, July 16 , 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly, METRO BANCSHARES, INC.

By:	/s/ Kenneth L. Barber
Kenneth L. Barber Chairman, President and Chief Executive Officer